Exhibit 99.5
08192010 Dell 2Q11 Earnings Call
August 19, 2010
ROB WILLIAMS: Thanks for joining us on Dell Shares. I’m Rob Williams. With me is Brian Gladden and Steve Schuckenbrock. Guys, thanks for joining us today.
BRIAN GLADDEN: Thanks, Rob.
ROB WILLIAMS: Brian, solid quarter, second quarter. Could you talk a little bit about it?
BRIAN GLADDEN: Yeah, I think generally we delivered on the things we’ve talked about. So, we had solid revenue growth, revenue up at 15.5, $15.5 billion, which is up 22 percent year over year, sequentially improved, as we talked about. We saw some seasonality in the quarter.
We saw pretty good operating income growth, operating income at 5.6 percent, $872 million on a non-GAP basis, which for us is up 9 percent year over year; so good growth there as well.
And we saw very solid cash flow generation.
So, generally executed pretty well during the second quarter.
ROB WILLIAMS: Cash flow was seasonally strong. You just mentioned that. Maybe a little bit more detail on that.
BRIAN GLADDEN: Yeah, I think, you know, very good cash P&L for us, and as we look at the overall dynamics, working capital performance in the quarter was solid. We’ve maintained a negative 36 cash conversion cycle for the quarter. We expect that to be about where we are, and good execution from the teams there. But a billion-three for us is solid cash flow, and we’ve generated free cash flow over the last four quarters of $4.4 billion, so continues to be one of our real strengths.
ROB WILLIAMS: Right. We talk a lot about cash flow and operating income as being highly correlated with value creation over time. This marks the eighth quarter that we’ve actually hit or exceeded first call averages for operating income, so some pretty solid performance throughout the P&L and through a pretty difficult time last year, and through an improving demand environment this year.
Maybe you could talk a little bit about a couple of the things that folks would kind of question, which is a little bit of degradation in gross margins sequentially, as well as some challenges in consumer.

BRIAN GLADDEN: Yeah. Well, I think you hit the key point, which we’ve talked about. You know, we’re focused on operating income growth, and I think that’s again what the team is incented for, that’s what the teams are aligned around.
I would say that this story around gross margins continues to be component costs, and continued to be a challenging environment through most of the quarter.
ROB WILLIAMS: Right.
BRIAN GLADDEN: I think we’re now at a spot where we’re starting to see some of that turn, and some component pricing coming down. You see that across the board. And we expect that to be one of the dynamics that affects our second half results as those component prices come down. But clearly more to do in the consumer business.
And, you know, Steve Felice laid out a plain at the analyst meeting that I think we’re executing on, and that’s shifting, you know, in some cases our business in terms of geographies, it’s better products, it’s a better supply chain, it’s moving more onto the ocean, and we’re starting to see the operational impacts of those dynamics. Hasn’t quite hit the P&L yet, and that’s disappointing I think, but as we look into the second half of the year, we expect that to actually make a nice impact for us.
ROB WILLIAMS: Good, good.
Steve, commercial is clearly a big part of the business. It represents 80 percent plus of revenue, and a much higher percentage of profitability over time.
Third consecutive quarter of growth in both commercial in total, and LE on a year over year basis. Could you talk a little bit about that?
STEVE SCHUCKENBROCK: Yeah. We’re pretty excited about the demand environment. I mean, the customers are clearly executing against project plans, and a lot of those project plans are driven towards increased — you know, driving return on investment on their infrastructure spends, and so Dell benefits very, very nicely from that. The corporate refresh is kind of beginning to hit stride as customers refresh that old install base that we’ve talked about so many times.
You know, the enterprise business, the server business and storage business and services business grew I believe 43 percent on a year on year basis, which is pretty phenomenal. And when you consider the fact that servers grew 54 percent and storage was very solid, with EqualLogic up roughly 60 percent on a year on year basis, we’re seeing the shift that we talked about at the analyst meeting as we begin to, you know, move towards a solutions business for all of the commercial sector.
ROB WILLIAMS: Right. There’s a lot of energy internally around this idea that we’re more of a solutions company going forward. There’s progress. You can see it in the P&L, you can see it in the growth of the different components of the solutions business.

Could you talk a little bit about that internal energy and how that kind of manifests itself externally with our customers?
STEVE SCHUCKENBROCK: Yeah, I really can. I mean, in terms of the internal energy, we talked at the analyst meeting about how we’ve, you know, really dedicated resources, both financial as well as human, up against the task of this change to a solutions business. And we’ve launched our first solutions in the marketplace. We’ve added multiple acquisitions, including Scalent and Ocarina, our intent to acquire 3PAR, are all part of this shift of our business towards really bringing value to customers at the core of the datacenter, and doing it in a way that allows them to drive their total cost of ownership down.
And what we’re seeing is, is customers are running to those types of solutions. It’s why you see the shift in server growth and the shift in storage growth, and the services business from Dell, because our focus is so much around the total cost of ownership, and we can do it in a relatively disruptive way, because there’s not a lot of legacy assets to attack.
ROB WILLIAMS: Right. Brian, Steve as well, let’s talk a little bit about the third quarter and what you’re seeing in the business, both in terms of the consolidated business, as well as commercial and, you know, kind of a full year look as well.
BRIAN GLADDEN: Yeah, I think, you know, going into the third quarter we would expect normal seasonality that we would see across the business, which would be a slight increase, single digit sort of increase quarter on quarter. You know, the federal business is strong for us, and public should have a strong demand quarter. I think we’re watching consumer, and, you know, we’ll watch those markets and see how demand looks. There were some weakening signs throughout, you know, the end of the second quarter. We’ll continue to watch that. But again remember that for us is, you know, less than 20 percent of business. So, commercial demand will drive the business in the second half, and we think that’s important.
STEVE SCHUCKENBROCK: Yeah, as I said, the demand environment looks really good, and that’s broad-based, from client all the way through the datacenter, up into the cloud. You know, we’re really proud, we won the 21st of the largest 25 cloud companies’ business here in the second quarter, and so that momentum continues to look really great.
You know, we’re looking at the third and the fourth quarter as an opportunity to really shift, taking advantage of the component cost environment, and some pricing opportunities to make sure that we also drive the gross margins and the operating income on a — you know, towards the kind of targets we talked about in the analyst meeting.
ROB WILLIAMS: Very helpful, very helpful.
Eight weeks ago, roughly speaking, we shared a full year outlook with the investment community and our customers —

BRIAN GLADDEN: Yep.
ROB WILLIAMS: — and our employees as well. Thoughts on that?
BRIAN GLADDEN: Still committed to that, think it’s a good framework for us, and it’s what we’re driving the business to.
ROB WILLIAMS: Great, great. Well, I appreciate both of you joining me today.
BRIAN GLADDEN: Sure.
ROB WILLIAMS: Thanks for joining us on Dell Shares, and we look forward to your questions and comments.
END
The planned tender offer described in these materials has not yet commenced. This description is not an offer to buy or the solicitation of an offer to sell securities. At the time the planned tender offer is commenced, Dell Inc. will file a tender offer statement on Schedule TO with the Securities and Exchange Commission (the “SEC”), and 3PAR Inc. will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the planned tender offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other tender offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before making any decision to tender securities in the planned tender offer. Those materials will be made available to 3PAR Inc.’s stockholders at no expense to them. In addition, all of those materials (and all other tender offer documents filed with the SEC) will be made available at no charge on the SEC’s website: www.sec.gov.